EXHIBIT 99.1

NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

NOVEMBER 19, 2016

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that the holder of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), has approved and authorized the following corporate action:

(1)

The election of two Class III Directors, each to hold office for a three-year term, until immediately following the annual meeting of Members at which his successor is duly elected and qualified as hereinafter described; and

(2)

The ratification of the engagement of Ernst & Young Hua Ming LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016.

The corporate actions described above will become effective on or about November 19, 2016 but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions being taken before they become effective. This Information Statement is first mailed to our Members on or about October 28, 2016.

We thank you for your continued support.

On Behalf of the Board of Directors
/s/ Yue Ming Wai Bonaventure

Yue Ming Wai Bonaventure Corporate Secretary

Hong Kong, PRC

October 28, 2016

CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F

West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

____________________________________

INFORMATION STATEMENT

FOR

2016 ANNUAL MEETING OF MEMBERS

____________________________________

This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by the holder of a majority of our outstanding common shares (the “Majority Holder”) relating to our 2016 annual meeting of Members. The corporate actions described in this Information Statement will become effective on or about November 19, 2016 in accordance with the written consent in lieu of meeting of the Majority Holder, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members (the “Effective Date”).  The 2016 annual meeting of Members shall be deemed to occur on the Effective Date.

The elimination of the need to hold an in-person 2016 annual meeting of Members for the purposes described in the accompanying Notice of Member Action is made possible by the laws of the British Virgin Islands, our Amended and Restated Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Amended and Restated Memorandum and Articles of Association provide that the written consent of holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes, may be substituted for such an in-person meeting. Moreover, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2015, accompanies this Information Statement.

This Information Statement is first being mailed on or about October 28, 2016 to Members of record on October 7, 2016, and is being provided to inform you of the corporate actions described herein before they take effect. This Information Statement constitutes notice under our Amended and Restated Articles and Memorandum of Association of the action taken by written consent in lieu of meeting of Members. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information Statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Chinese Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC").  The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader.  Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by www.oanda.com on December 31, 2015, which was approximately U.S.$1.00 = CNY6.4917. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as at December 31, 2015. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

FOREIGN PRIVATE ISSUER STATUS

We are a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Foreign private issuers are not required to provide all of the disclosure required to be included in reports filed under the Exchange Act by companies that are not foreign private issuers. In addition, foreign private issuers are not subject to certain provisions of the Exchange Act, including Section 14A of the Exchange Act relating to the preparation, filing and dissemination of proxy statements and information statements. Therefore, this Information Statement may not contain all of the disclosure required to be included in information statements prepared in accordance with Section 14A.

STATUS OF MEMBERS

The laws of the British Virgin Islands, our jurisdiction of organization, refer to equity owners of a British Virgin Islands corporation as “Members.” Therefore, we have used the term “Members” throughout this Information Statement to refer to our equity owners. We believe that “Members” has the same connotation as the terms “shareholders” and “stockholders,” as such terms are generally used to refer to equity holders of corporations organized under the laws of various states in the United States.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the October 7, 2016 record date by:

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each person known by us to be the owner of more than 5% of our outstanding common shares;

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each of our directors and director nominees;

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each of our executive officers and key management of our operating subsidiaries; and

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all executive officers and directors as a group.

Common Shares are our only outstanding voting securities. As of the record date, there were 24,910,916 common shares outstanding. Unless otherwise indicated (a) each person identified in the table has sole voting and dispositive power with respect to all shares shown as beneficially owned and (b) the address of each beneficial owner is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Tam Cheuk Ho	281,926		1.13%
Wong Wah On Edward	400,000		1.61%
Yue Ming Wai Bonaventure	—	(2)	—
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Li Suming	—		—
Officers and directors as a group (7 persons)	681,926		2.74%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group Limited (“Feishang Group”), a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li. On August 15, 2016, Mr. Li resigned as director and officer of the Company.

(2)

On August 15, 2016, Mr. Yue was appointed as director of the Company to fill the vacancy created by Mr. Li’s resignation.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members and Executive Officers

Our Board of Directors is responsible for the overall management of our company. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The current term of our Class I Directors expires immediately following our annual meeting of Members in 2017, the current term of our Class II Directors expires immediately following our annual meeting of Members in 2018 and the current term of our Class III Directors expires immediately following our annual meeting of Members in 2016.

The name, age and business experience of each of our Directors and Executive Officers is as follows:

Class I Directors

Yue Ming Wai Bonaventure (age 49)

Director, Chief Financial Officer and Corporate Secretary

Mr. Yue Ming Wai Bonaventure was appointed as a director in August 2016, and as Chief Financial Officer and Corporate Secretary in April 2015. Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite Resources Limited, an affiliate of the Company through common control (“Feishang Anthracite”), since January 2014. He served as our financial controller from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of Leading Spirit (Holdings) Company Limited, a company listed in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private registered investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has also served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. He has also been appointed as the company secretary of Feishang Non-metal Materials Technology Limited, a related company listed on the Growth Enterprise Market of Hong Kong since July 2015, and an independent non-executive director of A. Plus Group Holdings Limited, a company listed on the Growth Enterprise Market of Hong Kong since March 2016. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member accredited in business valuation of the American Institute of Certified Public Accountants.

Ng Kin Sing (age 54)

Director

Mr. Ng Kin Sing has been a non-employee director and a member of our Audit Committee and Nominating and Governance Committee since December 2004, and a member of our Compensation Committee since November 2007. He served as a director and a member of the audit committee of China Resources Development, Inc., a predecessor (“China Resources”) from February 1999 until completion of a merger in December 2004 effected for purposes of changing our domicile to the British Virgin Islands (the “Redomicile Merger”). From March 2012 to present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. From April 1998 to February 2012, Mr. Ng was the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 47)

Director

Mr. Lam Kwan Sing has been a non-employee director and a member of our Audit Committee and Nominating and Governance Committee since December 2004, and a member of our Compensation Committee since November 2007. He served as a director and a member of the audit committee of China Resources from March 2003 until completion of the Redomicile Merger. From August 2010 to present, Mr. Lam has been the executive director of Rising Development Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. From May 2008 to July 2010, Mr. Lam was the executive director of Neo-China Land Group (Holdings) Limited, a Hong Kong listed company. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yip Wing Hang (age 50)

Director

Mr. Yip Wing Hang has been a non-employee director and a member of our Audit Committee and Nominating and Governance Committee since June 2006, and a member of our Compensation Committee since November 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Wong Wah On Edward (age 53)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Wong Wah On Edward was appointed as a director in April 2015, and as Chairman of the Board of Directors, President and Chief Executive Officer in August 2016. Mr. Wong has served as a director of Feishang Anthracite since February 2013. He served as one of our directors from January 1999 to January 2014, as our financial controller from December 2004 to January 2008, as our secretary from February 1999 to January 2014, and as our chief financial officer from January 2008 to January 2014. He served as secretary, financial controller and a director of China Resources from December 1997 to December 2004. Mr. Wong is also an independent non-executive director of Quali-Smart Holdings Limited, a company listed in Hong Kong since September 2015. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong where his most recent position was audit supervisor. From October 1992 through December 1994, Mr. Wong was the deputy finance director of Hong Wah (Holdings) Limited. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practising) in Hong Kong.

Tam Chuek Ho (age 54)

Director

Mr. Tam Cheuk Ho was appointed as a director in April 2015. Mr. Tam has served as a director of Feishang Anthracite since February 2013. He served as one of our directors from December 1993 to December 1994 and from December 1997 to January 2014. He was also our chief financial officer and executive vice president, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. He served as the chief financial officer and a director of China Resources from December 1994 to December 2004. From July 1984 through December 1991, he worked at Ernst & Young, Hong Kong where his most recent position was audit manager, and from February 1992 through September 1992, as financial controller of China Nuclear Industry 23 International Corporation Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992 through December 1994, Mr. Tam was finance director of Hong Wah (Holdings) Limited. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practising) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Key Employees

The following table identifies our senior management, along with their ages and positions held:

Name	Age	Position

Li Suming	54	Director and General Manager of Wuhu Feishang

Mr. Li Suming was appointed Director and General Manager of Wuhu Feishang in January 2016, following the resignation of Mr. Xu Chengyin. Mr. Li graduated from Tongling Nonferrous Metal Industry School (later became Tongling University) in July 1985. He worked as head of ore-dressing and micaceous iron plant, head of production section, assistant to mine manager, deputy mine manager in Fanchang County Iron-zinc Ore Mine between July 1985 and May 2002. He served as deputy general manager of Wuhu Feishang from May 2002 to January 2016, and was responsible for overseeing production safety and technology related matters of Yangchong Mine. Since his promotion to General Manager of Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”) in January 2016, he is responsible for overseeing the overall operation of Yangchong Mine.

Our officers are elected annually at the Board of Directors meeting following the annual election of directors by Members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2015, our Board of Directors held six meetings. All members of the Board attended all meetings of the Board. Action of the board was also taken by unanimous written consent in lieu of meeting on four occasions during 2015.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent (non-employee) directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of Board committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Board of Directors has established an Audit Committee that operates pursuant to a written charter. Our Audit Committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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appointing and supervising our independent registered public accounting firm;

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assessing the organization and scope of the company’s interim audit function;

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reviewing the scope of audits to be conducted, as well as the results thereof;

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approving audit and non-audit services provided to us by our independent registered public accounting firm; and

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overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). Our Audit Committee held a total of seven meetings during fiscal 2015, which were attended by all of the Committee’s then current members.

A copy of the Amended and Restated Charter of the Audit Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not a part of or incorporated by reference into this Information Statement.

Audit Committee Financial Expert

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

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understands generally accepted accounting principles and financial statements,

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is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

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has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,

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understands internal controls over financial reporting, and

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understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

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education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

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experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

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other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The primary function of the Audit Committee is to assist the Board of Directors in its oversight of our financial reporting processes. Management is responsible for the preparation, presentation and integrity of the financial statements, including establishing accounting and financial reporting principles and designing systems of internal control over financial reporting. Our independent auditors are responsible for expressing an opinion as to the conformity of our consolidated financial statements with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

With respect to the year ended December 31, 2015, in addition to its other work, the Audit Committee:

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Reviewed and discussed with management and Ernst & Young Hua Ming LLP, our independent registered public accounting firm, our audited consolidated financial statements as of December 31, 2015 and the year then ended;

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Discussed with Ernst & Young Hua Ming LLP the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, with respect to its review of the findings of the independent registered public accounting firm during its examination of our financial statements; and

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Received from Ernst & Young Hua Ming LLP written affirmation of its independence as required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”. In addition, the Audit Committee discussed with Ernst & Young Hua Ming LLP, its independence and determined that the provision of non-audit services was compatible with maintaining auditor independence.

The Audit Committee recommended, based on the review and discussion summarized above, that the Board of Directors include the audited consolidated financial statements in the 2015 Form 20-F for filing with the United States Securities and Exchange Commission (“SEC”).

Submitted by the Audit Committee of the Board of Directors:

/s/ Ng Kin Sing
/s/ Lam Kwan Sing
/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

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identifying individuals qualified to become members of the Board of Directors;

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determining the slate of nominees to be recommended for election to the Board of Directors;

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reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;

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assuring that at least one Audit Committee member is an “audit committee financial expert” within the meaning of regulatory requirements; and

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carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session. The Nominating and Corporate Governance Committee met on two occasions during the year ended December 31, 2015.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by Members, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a Member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of Members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing Member’s name and address, as well as the number of shares beneficially owned by the proposing Member. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the Board’s consideration of the Member’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the Board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2016 annual meeting of Members. There are two Class III Director nominees who will be elected by the written consent of the Majority Holder, each of whom is an incumbent director standing for reelection.

A copy of the Charter of our Nominating and Corporate Governance Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not a part of or incorporated by reference into this Information Statement.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Compensation Committee is responsible for:

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Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

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Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

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Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

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Administering and supervising our incentive compensation plans, including equity compensation plans;

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Recommending to the Board for its adoption and approval, awards to be made under our incentive compensation plans, including equity compensation plans; and

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Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee met on two occasions during the 2015 fiscal year.

A copy of the Charter of our Compensation Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not a part of or incorporated by reference into this Information Statement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2015 were Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. No member of our Compensation Committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources, Inc. or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources, Inc. or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources, Inc. under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

The Board recommends that communications with the Board be initiated, in writing, addressed to China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, Attention: Corporate Secretary.  This centralized process will assist the Board in reviewing and responding to shareholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed our Secretary to forward such correspondence only to the intended recipient(s); however, the Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within the company for review and possible response.

Attendance at Annual Meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings. As discussed elsewhere in this Information Statement, we do not currently hold “in-person” meetings of Members.

NASDAQ Requirements

Our common shares are currently listed on The NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by The NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time amends, Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. We have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands (our home jurisdiction) do not require compliance with the same or substantially similar requirements:

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a majority of our directors are not independent as defined by NASDAQ rules (rather, one-half of the members of our Board of Directors are independent;

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our independent directors do not hold regularly scheduled meetings in executive session (rather, all Board members may attend all meetings of the Board of Directors);

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the compensation of our executive officers is not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

•

related party transactions are not required to be reviewed and we are not required to solicit member approval of: stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

•

we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

•

honest and ethical conduct;

•

full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

•

compliance with applicable laws, rules and regulations;

•

the prompt reporting of any violation of the code; and

•

accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been incorporated by reference as an exhibit to our Annual Report on Form 20-F and may be obtained, without charge, upon written request addressed to the attention of our Corporate Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. A copy of our code of Ethics is also posted on our website at www.chnr.net. The information posted on our website is not a part of or incorporated by reference into this Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

As we are a foreign private issuer under Federal securities laws, our directors, officers and Members are not subject to ownership reporting requirements under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2015, to each of the individuals identified in Item 6(A) of the Annual Report on Form 20-F accompanying this Information Statement.

Name	Salary and Bonus (US$)	All Other Compensation

Directors and Officers
Li Feilie *	1	—
Tam Cheuk Ho	1	—
Wong Wah On Edward	1	—
Yue Ming Wai Bonaventure *	1	—
Lam Kwan Sing	7,692	—
Ng Kin Sing	7,692	—
Yip Wing Hang	7,692	—

Senior Management
Xu Chengyin **	16,664	—

———————

*

On August 15, 2016, Mr. Li Feilie resigned as director and officer of the Company and Mr. Yue Ming Wai Bonaventure was appointed a director to fill the vacancy created by Mr. Li’s resignation.

**

On January 8, 2016, Mr. Xu Chengyin resigned as general manager of Wuhu Feishang and Mr. Li Suming, the director and deputy general manager of Wuhu Feishang, was appointed as the general manager of Wuhu Feishang.

Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each person named in the Summary Compensation Table as of December 31, 2015:

	OPTION AWARDS					STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Li Feilie *	—	—	—	—	—	—	—	—	—
Tam Cheuk Ho	—	—	—	—	—	—	—	—	—
Wong Wah On Edward	—	—	—	—	—	—	—	—	—
Yue Ming Wai Bonaventure *
Lam Kwan Sing	—	—	—	—	—	—	—	—	—
Ng Kin Sing	—	—	—	—	—	—	—	—	—
Yip Wing Hang	—	—	—	—	—	—	—	—	—
Xu Chengyin **	—	—	—	—	—	—	—	—	—

———————

*

On August 15, 2016, Mr. Li Feilie resigned as director and officer of the Company and Mr. Yue Ming Wai Bonaventure was appointed a director to fill the vacancy created by Mr. Li’s resignation.

**

On January 8, 2016, Mr. Xu Chengyin resigned as general manager of Wuhu Feishang and Mr. Li Suming, the director and deputy general manager of Wuhu Feishang, was appointed as the general manager of (“Wuhu Feishang”).

Employment Agreements and Related Matters

On April 2, 2015, we entered into Service Agreements with each of Yue Ming Wai Bonaventure (our Chief Financial Officer and a director), Tam Cheuk Ho (a director) and Wong Wah On Edward (our Chairman, Chief Executive Officer and President), with an initial term of one year and, thereafter, shall continue unless and until terminated by a party on not less than one month notice. Each of the agreements also provides for the payment to each individual of an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2015, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

We have no other service agreements or similar contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors.  We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons. The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2015:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2014 Equity Compensation Plan (1)	—	N/A	4,982,183
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	4,982,183

———————

(1)

The 2014 Equity Compensation Plan was authorized by the Board of Directors on June 20, 2014 and was ratified and approved by Members on July 21, 2014. During the years ended December 31, 2014 and 2015, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2014 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2013	2014	2015
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	1,502	920	918

———————

(1)

On July 1, 2008, we and Anka, a private Hong Kong company that is owned by certain of our directors, entered into a license agreement in respect of our head office in Hong Kong. The total area of the office was approximately 368 square meters in which we shared 238 square meters. The license agreement also provided that we share certain costs and expenses in connection with our use of the office, in addition to accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, we and Feishang Anthracite entered into new license agreements with Anka, respectively. Pursuant to the new agreements, we and Feishang Anthracite share the office premises of 238 square meters on equal basis. The agreements also provide that we and Feishang Anthracite shall share certain costs and expenses in connection with their use of the office. In addition, Anka continues to provide accounting and secretarial services and day-to-day office administration to us. The initial term of the agreements was from September 1, 2013 to June 30, 2014 and shall be effective for all subsequent extension of leases. The license agreements were extended 2 years July 1, 2014 to June 30, 2016.

Balances with Related Parties

	As of December 31,
	2013	2014	2015
	CNY’000	CNY’000	CNY’000
Payables to related parties
Feishang Enterprise (1)	6,453	—	3,932
Feishang Group (2)	197,062	15,374	11,752

———————

(1)

Payable to Feishang Enterprise by Shenzhen Feishang Management and Consulting Co., Limited (“Feishang Management”), our subsidiary, for the net amount of a loan from Feishang. The balance is repayable when funds are available as of December 31, 2015.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite. The balance is unsecured, interest-free and not repayable within one year as of December 31, 2014. The balance is repayable when funds are available as of December 31, 2015.

Feishang Enterprise and Feishang Group are entities controlled by Mr. Li Feilie, our principal beneficial owner.

MATTERS APPROVED AND AUTHORIZED BY MAJORITY MEMBER

On October 10, 2016, Feishang Group Limited, the holder of 14,480,593, or approximately 58.1%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting of Members to (a) elect Tam Cheuk Ho and Wong Wah On Edward as Class III Directors and (b) confirm and ratify the appointment of Ernst & Young Hua Ming LLP as our independent registered public accounting firm for the year ending December 31, 2016. Mr. Li Feilie, our former President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

MATTER ONE

ELECTION OF CLASS III DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each Director is to hold office for a three-year term expiring immediately following the annual meeting of Members held three years following the annual meeting at which he or she was elected. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2017 Annual Meeting of Members
Class II	Immediately Following the 2018 Annual Meeting of Members
Class III	Immediately Following the 2016 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Tam Cheuk Ho and Wong Wah On Edward, the current Class III Directors, as Class III Directors for three-year terms that are to expire immediately following the 2019 annual meeting of Members. The biographies of the Class III Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Tam Cheuk Ho and Wong Wah On Edward are hereby elected as Class III Directors, to serve as such until immediately following the annual meeting of Members to take place three years following the annual meeting at which they are elected, and until their successors are duly elected and qualified.

MATTER TWO

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG HUA MING LLP AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows the fees that we paid for audit and other services provided by Ernst & Young, our former independent registered public accounting firm, for fiscal 2014, and the fees that we paid for audit services provided by Ernst & Young Hua Ming LLP for fiscal year 2015.

	Fiscal 2014		Fiscal 2015

Audit Fees	US$	128,918	US$	123,234
Audit-Related Fees	US$	4,000	US$	—
Tax Fees		—		—
All Other Fees		—		—

Total	US$	132,918	US$	123,234

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The amount in 2014 represented the auditors’ remuneration for the services provided in review of our Form F-3.

Tax Fees — This category consists of professional services rendered by our independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young Hua Ming LLP with respect to fiscal year 2015 were approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of Ernst & Young Hua Ming LLP, as independent registered public accounting firm for the fiscal year ending December 31, 2016, is hereby confirmed and ratified.

MEMBER PROPOSALS

In order to be considered at the annual meeting of Members to be held in 2017, Member proposals must be received by us no later than June 25, 2017. We are not obligated to present Member proposals to the Majority Member for consideration except to the extent described herein or as otherwise required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy or Information Statements with respect to two or more Members sharing the same address by delivering a single proxy or Information Statement addressed to those Members. This process, which is commonly referred to as “householding,” potentially provides extra convenience for Members and cost savings for companies. We and certain brokers household proxy materials, delivering a single proxy or Information Statement to multiple Members sharing an address unless contrary instructions have been received from the affected Members. Once you have received notice from your broker or us that they are or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy or Information Statement, or if you currently receive multiple proxy or Information Statements and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2015, accompanies this Information Statement.

WHERE YOU CAN FIND MORE INFORMATION

This Information Statement refers to certain documents that are not presented herein or delivered herewith.  Such documents are available to any person, including any beneficial owner of our shares, to whom this proxy statement is delivered upon oral or written request, without charge.  Requests for such documents should be directed to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

We file annual reports and certain other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the web site of the Securities and Exchange Commission at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.